SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 29, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces its fourth quarter 2004 results

São Paulo, March 28, 2005. SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS ; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the fourth quarter 2004 (4Q04). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the fourth quarter of 2003.

Highlights

  Net income in the quarter was R$235.3 million;

  Water and sewage billed volume recovery after the conclusion of the campaign aimed at water consumption reduction;

  The beginning of a series of studies in 2004 for tariff restructuring, estimated to be concluded in October 2005. The studies encompass the company’s cost analysis through careful consideration of its economic efficiency. There is also the development of a new Marketing plan for client and market segmentation, and a commercial practices improvement proposal.

1. SABESP posted 4.9% net revenue growth.

(R$ million)

Highlights	4Q03	4Q04	Chg.%

Net Operating Revenues	1,128.4	1,183.9	4.9
EBIT (*)	434.7	302.7	(30.4)
EBITDA (**)	602.7	456.7	(24.2)
EBITDA Margin	53.4	38.6
Net Income (Loss)	299.9	235.3	(21.5)

(*) Earnings Before Interest and Taxes
(**) Earnings Before Interest, Taxes, Depreciation and Amortization

SABESP recorded net revenue of R$1.2 billion and EBITDA of R$456.7 million in 4Q04. The final results for this period, a net income that adds up to R$235.3 million, is a reflection of the positive effect from the 7.1% Brazilian Real appreciation versus US Dollar in the period and tariff readjustment of 6.78% in August 2004.

EBITDA margin dropped to 38.6%, mainly due to the increase in credit write-offs, to non-manageable costs, such as, electric power and treatment supplies, and to the increase in costs and services regarding the campaign aimed at water consumption reduction.

2. Gross Operating Revenue – 8.9% growth

The 8.9% growth at gross operating revenue is due to the recovery trend from the retail market, with the conclusion of the campaign aimed at water consumption reduction in October 2004.

As of November, 2004 revenue figures include the 6.78% tariff readjustment effect that took place on August 29, 2004.

Volume of water and sewage billed to the retail market increased by 5.2%, mainly as a result of the inclusion of São Bernardo do Campo, in 2004. Disregarding the effect of São Bernardo do Campo, we still notice a billed volume increase of 1.7%. Taking into consideration total volume, there was a 1.3% growth. The following tables show the water and sewage services volume billed by type of use and region, in the fourth quarter of 2003 and 2004:

VOLUME OF WATER AND SEWAGE BILLED BY TYPE OF USER - million m3

Type of user	Water		Chg.	Sewage		Chg.	Water	+ Sevage	Chg.
	4Q03	4Q04%		4Q03	4Q04%		4Q03	4Q04%

Residential	297.8	312.6	5.0	229.2	244.0	6.5	527.0	556.6	5.6
Commercial	35.3	36.1	2.3	31.4	32.6	3.8	66.7	68.7	3.0
Industrial	7.8	8.4	7.7	7.5	8.0	6.7	15.3	16.4	7.2
Public	11.4	11.3	(0.9)	8.9	8.8	(1.1)	20.3	20.1	(1.0)

Total Retail	352.3	368.4	4.6	277.0	293.4	5.9	629.3	661.8	5.2

Total Retail without SBC	352.3	356.9	1.3	277.0	283.3	2.3	629.3	640.2	1.7

Wholesale	86.4	63.5	(26.5)(**)	-	-	-	86.4	63.5	(26.5)

Total	438.7	431.9	(1.6)	277.0	293.4	5.9	715.7	725.3	1.3

VOLUME OF WATER AND SEWAGE BILLED BY TYPE OF USER - million m3

By Region	Water		Chg.	Sewage		Chg.	Water	+ Sevage	Chg.
	4Q03	4Q04%		4Q03	4Q04%		4Q03	4Q04%

Metropolitan	230.3	244.6	6.2	183.8	198.6	8.1	414.1	443.2	7.0
Reg. Systems*	122.0	123.8	1.5	93.2	94.8	1.7	215.2	218.6	1.6

Total Retail	352.3	368.4	4.6	277.0	293.4	5.9	629.3	661.8	5.2

Wholesale	86.4	63.5	(26.5) (**)	-	-	-	86.4	63.5	(26.5)

Total	438.7	431.9	(1.6)	277.0	293.4	5.9	715.7	725.3	1.3

(*) Composed of the Coastal and Interior regions.
(**) decreased due to the São Bernardo do Campo reclassification from wholesale to retail.

3. Costs, Administrative and Selling Expenses

Product and service rendering costs, along with administrative and selling expenses increased R$187.4 million or 27.0%.

Bellow we present the main variations:

(R$ million)

	4Q03	4Q04	Variation	Chg.%

Salaries and Payroll	299.5	265.9	(33.6)	(11.2)
General Supplies	25.1	30.5	5.4	21.6
Treatment Supplies	19.5	21.8	2.3	11.7
Third Party Services	91.1	131.9	40.8	44.7
Electric Power	87.4	117.1	29.7	34.0
General Expenses	54.4	63.4	9.0	16.7
Depreciation and Amortization	168.0	153.9	(14.1)	(8.4)
Credit Write-offs	(57.5)	89.0	146.5	-
Tax Expenses	6.2	7.6	1.4	22.6

Costs, Administrative and Selling Expenses	693.7	881.1	187.4	27.0

3.1. Salaries and Payroll

Salaries and payroll presented a R$33.6 million, or 11.2% decrease. Such decrease came as a result of the Programa de Demissão Incentivada – PDI (Encouraged Dismissal Program), accrued on December, 2003.

3.2. General Supplies

General supplies posted a 21.6% increase, totaling R$5.4 million, mainly directed towards materials utilized in the maintenance of residential connections, system and network maintenance, facilities and real estate preservation, lab material, and the company’s vehicles maintenance and safekeeping.

3.3. Treatment Supplies

Treatment supplies expenses increased by R$2.3 million or 11.7%, as a result of the high consumption levels of active carbon, cooper sulfate and aluminum sulfate. An increase in the price per ton of active carbon (74.0%) in cooper sulfate (26.4%) during the 4Q04 also contributed to increased expenses.

3.4. Third Party Services

Total increase of R$40.8 million or 44.7%, due to the following factors:

  The maintenance program for the water distribution and sewage collection system in the metropolitan region (Global Sourcing), which impacted technical professional services, residential connections maintenance, paving and sidewalk replacement;
  Data conversion services for the creation of the geographical information system (GIS) digital base, which generated some impacts due to the acquisition of specific software and technical professional services;
  Advertising and media campaigns for programs such as: “The correct use of the sewage network services”, “Incentive-bonus”, “Watch the level”, among others;
  Hired labor force for service rendered in São Bernardo do Campo;
  System maintenance;
  Loss control.

3.5. Electric power

Electric power presented an increase of $29.7 million or 34.0%, resulting from the average increase of 7.7% in electric power tariffs, and from the provision established in December 2004, regarding non billed and non read amounts in the electric power bills in the amount of R$14.1 million. Electric power consumption in the 4Q03 and 4Q04 was 511,777 MWh and 510,718 MWh, respectively.

3.6. General Expenses

Presented a R$9.1 million or 16.7% raise, mainly due to water bills payment receiving impacted by a 4.1% banking fees increase and for contingency provisions regarding new estimates for the already existing processes.

3.7. Depreciation and Amortization

Presented an 8.4% decrease, totaling R$14.1 million, resulted from the transfer of works in place from permanent assets under development to operating permanent assets. Works amounting R$459.1 million during the 4Q03 and R$221.6 million during the 4Q04, were finalized and transferred.

3.8. Credit Write-offs

Write-offs increased by R$146.6 million, mostly due to increased write-offs in 2004, after initiated litigation procedures mainly regarding receivables up to R$ 5,000 which were 180 days overdue, and also of receivables over R$ 30,000 which were 360 days overdue. In addition, there was a significant one-time write-off reversion in December 2003, after the settlement of receivables from the city of São Bernardo do Campo due to its incorporation to SABESP’s retail network.

3.9. Tax Expenses

Increased R$1.4 million, or 22. 6%, mainly due to CPMF – contribution on financial activities.

4. Financial Expenses and Monetary Variations

4.1 Financial Expenses

Financial expenses posted a decrease of 45.2%, equivalent to R$103.9 million due to:

  Interest expenses on domestic loans and financing caused a decrease of R$9.3 million, due to lower Certificates of Interbank Deposits (CDI) annual interest rate used to calculate interest of the debentures issued by SABESP;
  Interest expenses on external financing caused a decrease of R$18.4 million, due to Real exchange rate appreciation versus US Dollar registered in the 4Q04, affecting provisioned interest over its respective balance;
  Decrease of R$54.0 million, due to the IRRF credit interest rates on foreign remittance, that took place during the 4Q04; and
  Provisions for financial contingencies, a drop of R$22.5 million, in December, due to lawsuits.

4.2 Monetary Exchange Variation

The monetary exchange variation presented a drop of R$165.6 million, due to Real exchange rate appreciation versus US Dollar of 7.1% in 4Q04 compared to a depreciation of 1.2% which occurred in 4Q03, mainly affecting loans denominated in foreign currency

5. Financial revenues and active monetary variation

5.1 Financial Revenues

Financial revenues were increased by R$14.1 million or 62.9%, from R$22.5 million to R$36.6 million, mainly due to interest from GESP agreement recorded in 2004.

5.2 Active monetary variation

Active monetary variation posted a decrease amounting to R$128.7 million, due to the update of the GESP agreement and to the impact of monetary variation over São Bernardo do Campo’s precatory letter that took place during 2003.

6. Operating Indicators

As presented in the following table, the Company showed significant improvement as a result of São Bernardo do Campo’s insertion in the retail market.

Operational Indicators	4Q03	4Q04	Var.%

Water connections (1)	6.044	6.358	5.2
Sewage connections (1)	4.462	4.747	6.4
Population directly served – water (2)	21.3	22.3	4.7
Population directly served - sewage (2)	17.2	18.2	5.8
Bulk Water Sales billed (3)	86.4	63.5	(26.5)
Retail Water Sales billed (3)	352.3	368.4	4.6
Sewage Services Sales billed (3)	277.0	293.4	5.9
Number of employees	18.546	17.735	(4.4)
Operating productivity (4)	566	626	10.6

Notes:
(1) In 1,000 units at the end of the period.
(2) Million of inhabitants at the end of the period (does not include bulk services).
(3) In million m3.
(4) Number of water and sewage connections per employee.

7. Loan Settlements and Financing

Total indebtedness payable by the end of 2005, in which we highlight the Eurobonus in the amount of R$730 million due on July, the single largest impact on the Company’s cash, R$100 million from the 4th debenture issuance, to be paid in 4 installments of R$25 million per quarter and on one third of the 5th debenture issuance in the amount approximately of R$150 million.

(R$ million)

INSTITUTION	2005	2006	2007	2008	2009	2010	2011 and onwards	TOTAL

DOMESTIC
Banco do Brasil	174	189	206	224	244	265	1.035	2.335
Caixa Econômica Federal	40	41	44	47	50	54	220	498
Debentures	248	248	380	-	193	185	-	1.255
BNDES	5	24	25	25	25	25	47	178
Other	2	4	4	4	4	4	4	27
Interest and Charges	77	-	-	-	-	-	-	77

Domestic Total	547	507	660	301	517	533	1.305	4.370

INTERNATIONAL
World Bank	12	12	6	-	-	-	-	31
Société Génerale	3	4	-	-	-	-	-	7
BID	104	115	115	78	78	78	647	1.215
Eurobonus	730	-	-	597	-	-	-	1.327
Deutsche Bank Luxembourg	53	-	-	-	-	-	-	53
Interest and Charges	47	-	-	-	-	-	-	47

International Total	950	131	121	675	78	78	647	2.681

Total	1.497	638	781	976	595	612	1.952	7.051

In addition to the maturities above, the repayment of two thirds of the 5th debenture issuance is ongoing, due on April 1, 2005, in the amount of approximately R$ 300 million.

8. Conference Call and Webcast Details

Portuguese:	Thursday, April 7, 2005
10:00 a.m. – US EST
Phone: +55 (11) 2101-1490
Conference ID: SABESP

English:	Thursday, April 7, 2005
12:00 p.m – US EST
Phone: +1 (973) 935-8511
Conference ID: 5893347 or SABESP

For additional information please contact the Investor Relations Department:

Mario Sampaio	Marisa Guimarães
(11) 3388-8664	(11) 3388-9135
maasampaio@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law			R$ thousand

	4T04	4T03%

Sales/Services Gross Revenues	1,276,679	1,171,978	8.9
Water Supply - Retail	675,966	604,176	11.9
Water Supply - Wholesale	57,087	73,071	(21.9)
Sewage Collection and Treatment	543,626	494,731	9.9
Other Services	-	-	-

Gross Revenue Deductions (Cofins/Pasep)	(92,768)	(43,561)	113.0

Net Sales	1,183,911	1,128,417	4.9

Cost of Goods and/or Services Sold	(616,185)	(589,586)	4.5

Gross Profit	567,726	538,831	5.4

Selling Expenses	(159,973)	(13,689)	1,068.6
General & Administrative Expenses	(104,979)	(90,433)	16.1
Net Interest Income (Expense)	42,334	(116,030)	-

Operating Result	345,108	318,679	8.3

Non Operating Expenses (Income)	(22,955)	(21,817)	5.2

Income Before Taxes	322,153	296,862	8.5

Provision for Income Tax/Social Contribution	(79,746)	(18,727)	325.8
Provision for Deferred Income Tax/Social Contribution	1,715	30,563	(94.4)

Extraordinary Item Net of IT and SC	(8,780)	(8,778)	-

Net Income	235,342	299,920	(21.5)

Shares Outstanding (1000 shares)	28,479,577	28,479,577	-
EPS (R$/1000 shares)	8.26	10.53	(21.5)

Depreciation and Amortization	(153,899)	(168,033)	(8.4)
EBITDA	456,673	602,742	(24.2)
% of net sales	38.6%	53.4%

Balance Sheet

Brazilian Corporate Law		R$thousand

ASSETS	31/12/04	12/31/03

Cash and Cash Equivalents	105,557	281,013
Accounts Receivable	949,792	871,145
Accounts Receivable from Shareholders	81,334
Inventory	29,604	22,308
Tax loss carryforwards	-	-
Taxes and Contributions	30,215	29,684
Other Receivables	33,288	13,015

Total Current Assets	1,229,790	1,217,165

Accounts Receivable	278,060	185,090
Accounts Receivable from Shareholders	740,609	655,163
Indemnities Receivable	148,794	148,794
Judicial Deposits	16,189	17,576
Taxes and Contributions	257,271	222,804
Other Receivables	27,976	30,583

Total Long-Term Assets	1,468,899	1,260,010

Investments	5,100	740
Permanent Assets	14,040,922	14,063,248
Deferred Assets	39,097	48,951

Total Permanent Assets	14,085,119	14,112,939

Total Assets	16,783,808	16,590,114

LIBILITIES	31/12/04	12/31/03

Suppliers and Constructors	51,578	51,934
Loans and Financing	1,496,810	996,998
Salaries and Payroll Charges	107,228	135,294
Provision for Judicial Pendencies	30,373	19,266
Interest on Own Capital Payable	144,078	242,524
Taxes and Contributions payable	115,119	84,488
Taxes and Contributions	71,902	45,502
Other Payables	83,801	155,993

Total Current Liabilities	2,100,889	1,731,999

Loans and Financing	5,553,843	6,267,265
Taxes and Contributions	130,055	121,117
Taxes and Contributions payable	272,338	282,214
Provision for Contingencies	460,231	384,571
Pension Fund Obligations	222,176	145,540
Other Payables	92,688	80,465

Total Long-Term Liabilities	6,731,331	7,281,172

Capital Stock	3,403,688	3,403,688
Capital Reserves	65,291	50,739
Revaluation Reserves	2,619,220	2,723,720
Profit Reserves	1,863,389	1,398,796
Retained Earnings	-	-

Shareholder's Equity	7,951,588	7,576,943

Total Liabilities and Shareholder's Equity	16,783,808	16,590,114

Statements of Cash Flow

Brazilian Corporate Law		R$ thousand

Description	Jan-Dec/03	Jan-Dec/04

Cash flow from operating activities
Net income (loss) for the period	833,320	513,028
Adjustments for reconciliation of net income (loss)
Deferred income tax and social contribution	16,617	340
Compensated taxes	-	(43,096)
Provisions for contingencies	(13,468)	91,183
Liabilities related to pension plans	77,204	89,906
Property, plant and equipment received as donations (Private Sector)	(2,428)	-
Loss in the wirte-off of property, plant and equipment	61,654	34,440
Loss resulting from defered assets	984	-
Gain in the sale of investment	-	-
Gain in the sale of property, plant and equipment	(4)	-
Depreciation	544,731	570,353
Amortization	19,724	28,558
Interest calculated on loans and financing payable	802,976	693,684
Foreign exchange loss on loans and financing	(396,147)	(103,640)
Monetary exchange loss on interest on own capital	31,098	9,794
Passive monetary variation	14,686	28,128
Active monetary variation	-	(36,000)
Provisions for bad debt	37,625	241,577

	2,028,572	2,118,255

(Increase) decrease in assets
Clients	61,909	(244,047)
Accounts receivable from shareholders	116,990	(166,627)
Inventories	334	(7,296)
Tax loss carryforwards	-	-
Other accounts receivable	71,845	(20,273)
Clients – long term	(172,681)	(169,839)
Accounts receivable from shareholders- long term	(47,789)	(104,977)
Judicial deposits	5,931	1,387
Other long term receivables	(10,150)	(1,753)

	26,389	(713,425)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	15,323	(356)
Salaries and payroll charges	49,543	(28,066)
Interest on own capital payable	(6,685)	(1,865)
Taxes and contributions	192,370	49,735
Other accounts payable	108,961	25,811
Pension plans	-	(13,270)
Contingencies	-	(4,416)
Taxes and contributions – long term	-	-
Other accounts payable - long term	8,487	3,723

Net cash from operating activities	367,999	31,296

Cash flow from investing activities	2,422,960	1,436,126

Acquisition of property, plant and equipment	(1,007,260)	(670,257)
Sale of investment	-	-
Sale of property, plant and equipment	7	176
Increase in Deferred Assets	(9,469)	(444)

Net cash used in infesting activities	(1,016,722)	(670,525)

Cash flow from financing activities

Loans and Financing - short term
Funding	-	130,000
Payments	-	(133,787)
Loans and Financing - long term
Funding	918,623	780,722
Payments	(1,937,286)	(1,585,496)
Interest on own Capital
Interest on own capital payment	(119,521)	(132,496)
Balancing accounts	(401,712)

Net cash used in financing activities	(1,539,896)	(941,057)

Net increase (decrease) in cash equivalents	(133,658)	(175,456)

Cash and cash equivalents at the beginning of the period	414,671	281,013
Cash and cash equivalents at the end of the period	281,013	105,557

Change in Cash	(133,658)	(175,456)

Additional information on cash flow
Interest and payable taxes for loans and financing	856,331	701,261
Capitalization of interest and financial charges	(1,559)	4,907
Payable income tax and social contribution	130,731	129,973
Property, plant and equip. received as donations and/or paid in stocks	3,664	14,552
COFINS and PASEP taxes payable	154,344	216,699

Transactions that does not affet the cash flow
Acquisition regarding São Bernardo do Campo
Acquisition price	-	415,471
Carryforward accounts receivable	-	(265,432)
Amount payable	-	-
Amount paid	-	88,813

Balancing accounts - Agreemente w/ State of São Paulo Government	-	(126,814)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 29, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.